Exhibit 99.77

925 Broadbeck Drive, Suite 220 Thousand Oaks, California 91320 Phone: (805) 484-3613 TSX ticker symbol: KEI OTCQX ticker symbol: KGEIF

For Immediate Release

KOLIBRI GLOBAL ENERGY INC. STARTS 2023 DRILLING PROGRAM

Thousand Oaks, CALIFORNIA, March 9, 2023 – Kolibri Global Energy Inc. (the “Company” or “KEI”) (TSX: KEI, OTCQX: KGEIF) is pleased to provide an update on its activities in its Tishomingo field in Oklahoma.

Start of the 2023 Drilling Program

The location has been built, and the surface pipe has been installed for the first three wells of our 2023 drilling program. The drilling rig started moving in yesterday and is expected to begin drilling in the middle of next week.

The Company’s first three wells of the 2023 drilling program will consist of two Caney wells, the Barnes 8-1H and Barnes 8-2H, at 6 wells per section spacing, and one “T-zone well”, the Barnes 8-3H. All three wells will be drilled from the same pad and are planned to be fracture stimulated simultaneously. The two Caney wells will be drilled in the heart of our corridor, similar to the five successful wells that we drilled in 2022.

The T-zone is located at the base of the Caney. A few of the Company’s earliest non-Woodford wells in the field were drilled in the T-zone using an old completion design and much smaller amounts of proppant. The best of these T-zone wells had a 30-day initial production rate (“IP30”) of 748 barrels of oil equivalent per day but had a decline rate that was higher than our Caney wells.

The Barnes 8-3H T-zone well will be completed with our latest generation completion design to evaluate whether a T-zone well can match the economics from our 2022 drilled Caney wells. If successful, T-zone wells have the potential to substantially increase the number of wells we can drill in this field and further add to our recoverable reserves.

Wolf Regener, President, and CEO commented, “We are excited to begin our 2023 drilling program and look forward to building on the tremendous success we had with our 2022 drilling program. Last year was a transformative year for the Company, where we significantly increased our production and cash flow and drilled wells that performed much better than the forecasted Type Curve. Our IP30 rates on the five wells drilled last year were over two times higher than the forecasted IP30 proved curve case utilized by our third-party engineering firm in our December 31, 2021, reserves report. We plan to fund our 2023 drilling program with our existing cash flow, with the potential of drawing down a portion of our outstanding credit facility to manage working capital. ”

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is a North American energy company focused on finding and exploiting energy projects in oil, gas, and clean and sustainable energy. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the OTCQX under the stock symbol KGEIF.

For further information, contact:

Wolf E. Regener +1 (805) 484-3613

Email: wregener@kolibrienergy.com

Website: www.kolibrienergy.com

Cautionary Statements

In this news release and the Company’s other public disclosure: The references to barrels of oil equivalent (“Boes”) reflect natural gas, natural gas liquids and oil. Boes may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves. The type curve utilized by the Company’s management is the average of the 7 Caney wells that were drilled prior to December 31st, 2021, are located in the Corridor (well names can be found on the Company’s Corporate presentation), with lateral lengths normalized to a 4,900 ft lateral length, the other assumptions are the same as in the Company’s December 31, 2021 independent reserves evaluation.

Readers should be aware that references to initial production rates and other short-term production rates are preliminary in nature and are not necessarily indicative of long-term performance or of ultimate recovery. Readers are referred to the full description of the results of the Company’s December 31, 2021 independent reserves evaluation and other oil and gas information contained in its Form 51-101F1 Statement of Reserves Data and Other Oil and Gas Information for the year ended December 31, 2021, which the Company filed on SEDAR on March 8, 2022.

Caution Regarding Forward-Looking Information

Certain statements contained in this news release constitute “forward-looking information” as such term is used in applicable Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward looking information”), including statements regarding the timing of and expected results from planned wells development. Forward-looking information is based on plans and estimates of management and interpretations of data by the Company’s technical team at the date the data is provided and is subject to several factors and assumptions of management, including that that indications of early results are reasonably accurate predictors of the prospectiveness of the shale intervals, that required regulatory approvals will be available when required, that no unforeseen delays, unexpected geological or other effects, including flooding and extended interruptions due to inclement or hazardous weather conditions, equipment failures, permitting delays or labor or contract disputes are encountered, that the necessary labor and equipment will be obtained, that the development plans of the Company and its co-venturers will not change, that the offset operator’s operations will proceed as expected by management, that the demand for oil and gas will be sustained, that the price of oil will be sustained or increase, that the Company will continue to be able to access sufficient capital through financings, farm-ins or other participation arrangements to maintain its projects, and that global economic conditions will not deteriorate in a manner that has an adverse impact on the Company’s business, its ability to advance its business strategy and the industry as a whole. Forward-looking information is subject to a variety of risks and uncertainties and other factors that could cause plans, estimates and actual results to vary materially from those projected in such forward-looking information. Factors that could cause the forward-looking information in this news release to change or to be inaccurate include, but are not limited to, the risk that any of the assumptions on which such forward looking information is based vary or prove to be invalid, including that the Company or its subsidiaries is not able for any reason to obtain and provide the information necessary to secure required approvals or that required regulatory approvals are otherwise not available when required, that unexpected geological results are encountered, that equipment failures, permitting delays, labor or contract disputes or shortages of equipment or labor are encountered, the risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; the uncertainty of reserve and resource estimates and projections relating to production, costs and expenses, and health, safety and environmental risks, including flooding and extended interruptions due to inclement or hazardous weather conditions), the risk of commodity price and foreign exchange rate fluctuations, that the offset operator’s operations have unexpected adverse effects on the Company’s operations, that completion techniques require further optimization, that production rates do not match the Company’s assumptions, that very low or no production rates are achieved, that the price of oil will decline, that the Company is unable to access required capital, that occurrences such as those that are assumed will not occur, do in fact occur, and those conditions that are assumed will continue or improve, do not continue or improve, and the other risks and uncertainties applicable to exploration and development activities and the Company’s business as set forth in the Company’s management discussion and analysis and its annual information form, both of which are available for viewing under the Company’s profile at www.sedar.com, any of which could result in delays, cessation in planned work or loss of one or more concessions and have an adverse effect on the Company and its financial condition. The Company undertakes no obligation to update these forward-looking statements, other than as required by applicable law.